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Stock Symbols: AEM (NYSE and TSX)	For further information: David Smith; Director, Investor Relations (416) 947-1212

(All dollar amounts expressed in U.S. dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

AGNICO-EAGLE REPORTS STRONG QUARTERLY EARNINGS AND RECORD
CASH FLOWS ON RECORD LOW COSTS AND HIGHER GOLD PRICES

Toronto (July 26, 2006) — Agnico-Eagle Mines Limited today reported second quarter earnings of $37.1 million, or $0.32 per share. This compares to net earnings of $12.8 million, or $0.15 per share, in the second quarter of 2005. Higher metals prices drove 2006 second quarter earnings higher, offset slightly by a non-cash foreign exchange translation loss of $6.7 million, or $0.06 per share, and a loss of $4.6 million, or $0.04 per share, on zinc forward sales.

Earnings in the first half of 2006 were $74.3 million, or $0.67 per share. This is more than triple the $23.2 million, or $0.27 per share, recorded in the first half of 2005, largely as a result of stronger metals prices.

The Company's financial position remains strong with cash and cash equivalents of $415.5 million at June 30, 2006, up from $154.9 million at March 31, 2006. This balance includes net proceeds of $238.2 million from the common equity offering completed in June 2006.

Payable gold production in the second quarter of 2006 was 55,966 ounces at record low total cash costs per ounce(1) of minus $975. This compares with payable gold production of 61,771 ounces at total cash costs of $103 per ounce in the second quarter of 2005. The lower production in the second quarter 2006 was expected as the mining sequence contemplated the extraction of several lower grade ore blocks during the quarter.

Payable gold production in the first half of 2006 was 120,201 ounces, up from 117,081 ounces in the first half of 2005. The increase in gold production in 2006 was due to higher first half grade and metal recoveries, offset slightly by lower milled tonnage. The gold production target for the full year remains at 250,000 ounces.

Highlights for the quarter include:

  •
  Record quarterly cash flow provided by operating activities of $48.1 million

  •
  Record low total cash costs at LaRonde of minus $975 per ounce of gold

  •
  Financing secured for growth projects with completion of $238.2 million equity issue

  •
  New LaRonde II, Lapa and Kittila gold mines approved by Board for construction

  •
  Addition of Agnico-Eagle to the S&P/TSX 60 Index and 60 Capped Index in May

(1)
Total cash costs per ounce is a non-GAAP measure. For a reconciliation of this measure to production costs as reported in the financial statements, see Note 1 following the financial statements

  •
  LaRonde won the prestigious Quebec Mine Rescue competition for the second consecutive year. First repeat winner in event's 51 year history

"Agnico-Eagle's leverage to the strong metals prices was again demonstrated in the second quarter with record quarterly cash flow and record low cash costs to produce an ounce of gold", said Sean Boyd, Vice-Chairman and Chief Executive Officer. "We believe that Agnico-Eagle's record financial and operating performance, coupled with anticipated production growth from our four gold development projects continues to provide an attractive investment opportunity", added Mr. Boyd.

Conference Call Tomorrow

The Company will host its quarterly conference call at 11:00 am on July 27. Management will review the Company's financial results for the second quarter, 2006 and provide an update of its exploration and development activities.

Via Telephone:

To participate in the conference call, please dial (416) 644-3429, Toll Free 800-814-4890. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Via Webcast:

Additionally, a live audio webcast of the call will be available on the Company's website homepage at
 www.agnico-eagle.com.

Replay archive:

Please dial the toll-free access number 877-289-8525, passcode 21172804#.

The conference call will be replayed from Thursday, July 27, 2006 1:00 PM (E.S.T.) to Thursday, August 3, 2006 11:59 PM (E.S.T.).

The webcast along with presentation slides will be archived for 180 days on the website.

LaRonde Mine — Strong Performance Continues

LaRonde processed an average of 7,220 tonnes of ore per day in the second quarter, compared with an average of 7,490 tonnes per day in the corresponding period of 2005. LaRonde has now been operating at an average of approximately 7,300 tonnes per day for eleven consecutive quarters, demonstrating the reliability of this world class mine.

Minesite costs per tonne(2) were C$61 in the second quarter. These costs are higher than the C$56 per tonne realized in the second quarter of 2005 largely due to approximately 700 metres of lateral development work that was accelerated into the 2006 quarter, and also due to higher costs for fuel, cement, reagents and steel, as has been seen throughout the mining industry. In the second quarter of 2006, approximately two thirds of the higher than expected minesite costs was due to the accelerated development, and one third was due to higher costs.

(2)
Minesite costs per tonne is a non-GAAP measure. For a reconciliation of this measure to production costs as reported in the financial statements, see Note 1 to the financial statements

For the first six months of 2006, the minesite costs per tonne were C$60, up from C$54 per tonne in the first half of 2005, largely due to the previously mentioned factors. Minesite costs per tonne are now expected to be approximately C$60 for the full year 2006.

On a per ounce basis, net of byproduct credits, LaRonde's total cash costs remained very low by industry standards, at a company record of minus $975 in the second quarter. This compares favourably with the results of the second quarter of 2005 when total cash costs per ounce were $103. The main reason for the decrease in total cash costs per ounce is the significantly higher byproduct metal prices realized in 2006.

The payable quarterly gold production of 55,966 ounces was slightly above budget, but 9% lower than in the corresponding period in 2005. This reduction was expected due to the scheduled mining of a lower grade portion of the orebody during the quarter.

Our full year production forecast remains at 250,000 ounces of gold. Byproduct production of 5.0 million ounces of silver, approximately 77,000 tonnes of zinc, and 7,500 tonnes of copper is now anticipated for 2006. Total cash costs for the year are expected to be significantly less than nil. Silver and copper production is expected to be slightly lower than previously forecast due to the lower than expected grades that have been encountered for these byproducts year to date. However, zinc production is expected to be 6% above previous forecasts as zinc recoveries have exceeded expectations.

Cash Position Continues to Grow in 2006 — No Long Term Debt

Cash and cash equivalents grew to $415.5 million at June 30, 2006 from the March 31, 2006 balance of $154.9 million, largely as a result of the equity issue and the strong cash generating performance from LaRonde. Additionally, the Company maintains substantially undrawn bank lines of $150 million adding further financial flexibility. The Company now has approximately 120.1 million shares outstanding and no long term debt.

During the quarter, Agnico-Eagle added $48.1 million of cash provided by operating activities (after changes in non-cash working capital balances), and $238.2 million from the common equity offering. Major expenditures in the quarter included $33.9 million in project and sustaining capital expenditures. For the full year, capital expenditures are now expected to total approximately $163 million, following the approval of the LaRonde II, Lapa and Kittila projects.

At June 30, 2006, the Company had 6,000 tonnes of zinc sold forward at a contract rate of $1,235 per tonne, representing approximately 15% of the remaining 2006 estimated zinc production. The entire forward position expires by year end, at which point Agnico-Eagle will have no outstanding metals derivatives.

With a large cash balance, strong cash flows, no long term debt, and excellent financial flexibility, Agnico-Eagle is funded for the development of its pipeline of gold projects in Canada, Finland and Mexico.

Mine Development and Project Updates

At the 100% owned Goldex project in northwestern Quebec, Agnico-Eagle commenced construction in July 2005. Probable reserves of 1.6 million ounces of gold are expected to be sufficient for a nine year mine life with annual production averaging 170,000 ounces at total cash costs of approximately $225 per ounce. The capital cost is expected to be $135 million, of which $35 million had been incurred as at the end of June 2006.

The project is well advanced with the shaft collar and headframe complete, while shaft sinking is to begin in the third quarter. Construction of the surface facilities is advanced, while underground development is well underway. During the quarter, 980 metres of lateral development and 260 metres of raising were completed. Approximately 26,000 tonnes of ore were extracted and stockpiled in the quarter. The project remains on time and on budget, with first gold production expected in the second half of 2008.

At the 100% owned LaRonde II project in northwestern Quebec, construction commenced in the second quarter of 2006. Probable reserves of 3.6 million ounces of gold are expected to support a 10 year mine life. Annual gold production is estimated to average 320,000 ounces at total cash costs of approximately $230 per ounce. The capital cost is anticipated to be $210 million.

Significant amounts of the capital equipment have been purchased, detailed engineering is underway, and underground development is advancing. The development for the new winze is continuing. To date, very little waste has been hauled to surface, with the majority of the waste being used as backfill in the LaRonde production stopes. LaRonde II is expected to begin production in 2011.

At the 100% owned Lapa project in northwestern Quebec the final phase of construction commenced in the second quarter of 2006. Probable gold reserves of 1.1 million ounces are expected to support annual production of approximately 125,000 ounces per year at total cash costs of approximately $210 per ounce. A seven year mine life is expected with capital costs of approximately $90 million.

The shaft at Lapa is currently at a depth of 783 metres below surface, towards an ultimate depth of 1,370 metres. Shaft sinking is advancing at a rate of approximately three metres per day. Significant station work and lateral development have also been completed. The project is expected to startup in the fourth quarter of 2008.

Construction commenced at the Kittila project in northern Finland in the second quarter of 2006. The project is expected to produce an average of 150,000 ounces per year at total cash costs of $250 per ounce of gold, over an estimated 13 year mine life. Kittila has probable gold reserves of 2.4 million ounces. Capital costs are expected to total $135 million.

The first phase of overburden removal (200,000 m3) at the Suurikuusikko Pit started in early June. To date, about 50,000 m3 of overburden has been removed from the ore body. Additionally, the access road, and a 110 kV high-voltage power line, to the site have been completed.

In-fill and exploration drilling has continued during the quarter. The objective is to in-fill the deeper portions of the main resource areas and to explore the extensions of the new zones in the Central and the North Rouravaara areas. Potential extensions to gold mineralization in the Rouravaara and Rimminvuoma areas have been intersected in the latest drilling.

Kittila is expected to begin production in the second half of 2008.

At the 100% owned Pinos Altos project in northern Mexico, a $23 million exploration program has commenced. As previously announced, objectives of the exploration program include:

  •
  29,800 metre drilling program to convert resources to reserves;

  •
  21,400 metre drilling program to drill at depth and expand the resource by drilling in under-explored regions along strike;

  •
  completion of a feasibility study by the end of the second quarter of 2007;

  •
  development of a 1,330 metre underground ramp to provide a deeper drilling platform, and to expose the mineralization for sampling and examination.

Agnico-Eagle's consolidated exploration expenditures in 2006 are now expected to total approximately $35 million, up from the previously estimated $12 million, as a result of the approval of the Pinos Altos program.

Forward-Looking Statements

The information in this press release has been prepared as at July 26, 2006. Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, the words "anticipate", "expect", "estimate," "forecast," "planned" and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include without limitation: statements regarding timing of capital expenditures and other assumptions; estimates of future mineral production and sales; estimates of mine life; estimates of future mining costs, cash costs, minesite costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of reserves and resources, and statements and information regarding anticipated future exploration and feasibility study results; the anticipated timing of events with respect to the Company's minesites; statements and information regarding the sufficiency of the Company's cash resources; and other statements and information regarding anticipated trends with respect to the Company's capital resources and results of operations. Such statements and information reflect the Company's views as at the date of this press release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; risks related to title issues at the Pinos Altos project; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see Company's Annual Information Form and Annual Report on Form 20-F, as amended, for the year ended December 31, 2005, as well as the Company's other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information.

Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, and location of surface infrastructure and actual results and final decisions may be materially different from those currently anticipated.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle's LaRonde Mine is Canada's largest gold deposit in terms of reserves. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 26 consecutive years.

Note to Investors Regarding the Use of Non-GAAP Financial Measures

This press release presents estimates of future "total cash cost per ounce" and "minesite cost per tonne" that are not recognized measures under United States generally accepted accounting principles ("US GAAP"). This data may not be comparable to data presented by other gold producers. These future estimates are based upon the total cash costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at the applicable projects and do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable GAAP measure. A reconciliation of the Company's total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company's historical results of operations is set forth in the notes to the financial statements attached hereto and in the Company's Annual Information Form and Annual Report on Form 20-F, as amended, for the year ended December 31, 2005, as well as the Company's other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission.

Notes to U.S. Investors Regarding the Use of Resources

Cautionary Note to investors concerning estimates of Measured and Indicated Resources.

This press release may use the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to investors concerning estimates of Inferred Resources.

This press release may also use the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors — The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred," "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be secured from us, or from the SEC's website at: http://sec.gov/edgar.shtml. A "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Guide 7. Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7. Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices. The assumptions used for 2005 mineral reserves and resources estimates reported by the Company were $405 per ounce gold, $6.35 per ounce silver, $0.51 per pound zinc, $1.24 per pound copper and C$/US$, US$/Euro$, and MXP/US$ exchange rates of 1.30, 1.21 and 11.0 respectively.

Canadian Securities Administrators, National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The qualified person responsible for the LaRonde I and LaRonde II mineral reserve and resource estimate is Marc Ruel, P.Geo., Superintendent of Geology for the LaRonde Division. The effective date of the estimate is February 22, 2006, using, except for the operating and capital cost assumptions (that are described above), estimation parameters and methods that are not significantly different as that found in the 2005 Mineral Resource and Mineral Reserve Report by Guy Gosselin, P.Geo. Agnico-Eagle Mines Limited, LaRonde Division that was posted on SEDAR on March 23, 2005.

A qualified person Carl Pelletier, P.Geo., of Innovexplo Geological Services, was responsible for the mineral reserve, and mineral resource estimate, at Goldex. A description of the operating and capital cost assumptions, parameters and methods may be found in the Technical Report on the Estimation of Mineral Resources and Reserves for the Goldex Extension that was posted on SEDAR on October 27, 2005. The effective date of the estimate was September 9, 2005. The estimate reported on February 23, 2006 differs from the previous in that a minor amount of proven reserves in the form of development rock that was in stockpiles on December 31, 2005. Although the price assumptions used to constrain the wireframe models and also to estimate the mineral resource and reserve on September 9, 2005 are slightly lower than those currently used, it is the opinion of the qualified person that the differences are not significant.

The qualified person responsible for the Lapa mineral reserve and mineral resource estimate is Normand Bédard P.Geo., the Abitibi Regional Division's Senior Geologist. A description of the operating and capital cost assumptions, parameters and methods may be found in the Technical Report on the Lapa Gold Project that was posted on SEDAR on June 8, 2006. The effective date of the estimate is May 31, 2006.

The qualified person responsible for the Kittila mineral resource and mineral reserve estimate is Normand Bédard P.Geo., the Abitibi Regional Division's Senior Geologist. The effective date of the estimate is February 22, 2006. A technical report describing the mineral resource and mineral reserve estimate was posted on SEDAR on March 14, 2006.

The qualified person responsible for the Pinos Altos mineral resource estimate is Christian D'Amours, P.Geo. of Service Conseil Geopointcom of Val d'Or Quebec. The effective date of the estimate is February 13, 2006. A technical report describing the resource estimate will be filed with the securities regulatory authorities in due course.

Wireframe models of zones comprising the Pinos Altos deposit that were used to estimate the mineral resource were derived using drill hole intercepts. The key assumptions used to determine the drill hole intercept intervals were a gold price of $400 per ounce, a silver price of $6.00 per ounce, metallurgical recoveries of 92.4% for gold and 47.8% for silver, and net smelter return cut-offs that varied were applied depending on whether the material could be potentially mined by open pit or by underground methods. Gold assays were cut to 41 grams per tonne while silver assays were cut to 1,500 grams per tonne. For the open pit resource models (estimated to a maximum depth of approximately 130 metres to 170 metres, depending on the zone), a minimum net smelter return cut-off of $11.90 per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 4.0 metres (horizontal width). For the underground resource models, a minimum net smelter return cut-off of $35.60 per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 3.0 metres (horizontal width).

The mineral resource estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method. The same cut-off values and metallurgical recoveries were used to estimate the mineral resource as were to build the wireframe models but the price assumptions are the mean historic three-year average prices assumptions (fixed by the Company and described above). Although the price assumptions used to constrain the wireframe models are slightly lower than used to compile the resource model, it is the opinion of the qualified person that the differences are not significant.

AGNICO-EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted — Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Income and cash flow
LaRonde Division
Revenues from mining operations	$126,872	$49,572	$217,453	$111,338
Production costs	35,567	30,268	68,754	61,241

Gross profit (exclusive of amortization shown below)	$91,305	$19,304	$148,699	$50,097
Amortization	6,108	5,983	12,105	13,194

Gross profit	$85,197	$13,321	$136,594	$36,903

Net income for the period	$37,092	$12,794	$74,282	$23,242
Net income per share (basic)	$0.32	$0.15	$0.67	$0.27
Net income per share (diluted)	$0.31	$0.15	$0.65	$0.27
Cash flow provided by operating activities	$48,095	$19,103	$67,806	$47,208
Cash flow used in investing activities	$(33,170)	$(16,334)	$(64,376)	$(32,239)
Cash flow provided by (used in) financing activities	$246,449	$920	$291,905	$(175)
Weighted average number of common shares outstanding — basic (in thousands)	114,434	86,220	110,281	86,176
Tonnes of ore milled	656,902	681,848	1,318,430	1,330,594
Head grades:
Gold (grams per tonne)	2.89	3.13	3.10	3.03
Silver (grams per tonne)	78.20	75.90	77.60	74.50
Zinc	4.27%	4.11%	4.03%	4.12%
Copper	0.33%	0.36%	0.37%	0.38%
Recovery rates:
Gold	91.35%	89.98%	91.65%	90.25%
Silver	87.70%	85.10%	87.10%	84.40%
Zinc	87.20%	82.10%	87.00%	81.90%
Copper	81.10%	74.50%	82.60%	75.80%
Payable production:
Gold (ounces)	55,966	61,771	120,201	117,081
Silver (ounces in thousands)	1,247	1,205	2,474	2,302
Zinc (tonnes)	20,787	20,116	39,250	38,777
Copper (tonnes)	1,590	1,680	3,643	3,490
Payable metal sold:
Gold (ounces)	60,966	60,550	130,643	130,687
Silver (ounces in thousands)	1,185	1,121	2,375	2,519
Zinc (tonnes)	20,621	20,127	38,799	37,116
Copper (tonnes)	1,616	1,614	3,654	4,433
Realized prices (US$):
Gold (per ounce)	$687	$427	$646	$429
Silver (per ounce)	$13.06	$7.16	$11.94	$7.01
Zinc (per tonne)	$3,786	$1,279	$3,249	$1,301
Copper (per tonne)	$14,901	$3,417	$9,833	$3,329
Total cash costs (per ounce) (US$):
Production costs	$636	$490	$572	$523
Less: Net byproduct revenues	(1,523)	(379)	(1,109)	(416)
Inventory adjustments	(86)	(6)	(44)	(21)
Accretion expense and other	(2)	(2)	(2)	(2)

Total cash costs (per ounce)[1]	$(975)	$103	$(583)	$84

Minesite costs per tonne milled (C$)[1]	$61	$56	$60	$54

1
Total cash costs (per ounce) and minesite costs per tonne milled are non-GAAP measures. For a reconciliation of these measures to the financial statements, see note 1 to the financial statements

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars — Unaudited)

	As at June 30, 2006	As at December 31, 2005
ASSETS
Current
Cash and cash equivalents	$415,471	$120,982
Metals awaiting settlement	96,864	56,304
Income taxes recoverable	—	7,723
Other taxes recoverable	12,604	6,794
Inventories:
Ore stockpiles	4,400	12,831
Concentrates	2,664	920
Supplies	10,314	10,092
Other current assets	10,253	27,689

Total current assets	552,570	243,335
Other assets	3,411	7,995
Future income and mining tax assets	35,605	63,543
Property, plant and mine development	770,588	661,196

	$1,362,174	$976,069

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Short-term debt	$7,232	$—
Accounts payable and accrued liabilities	28,604	37,793
Dividends payable	643	3,809
Income taxes payable	2,535	—
Interest payable	—	2,243

Total current liabilities	39,014	43,845

Fair value of derivative financial instruments	11,602	9,699

Long-term debt	—	131,056

Reclamation provision and other liabilities	17,309	16,220

Future income and mining tax liabilities	129,132	120,182

Shareholders' equity
Common shares
Authorized — unlimited
Issued — 120,111,865 (December 31, 2005 — 97,836,954) (note 5)	1,215,925	764,659
Stock options	5,050	2,869
Warrants	15,732	15,732
Contributed surplus	7,181	7,181
Deficit	(70,252)	(138,697)
Accumulated other comprehensive income (loss)	(8,519)	3,323

Total shareholders' equity	1,165,117	655,067

	$1,362,174	$976,069

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(thousands of United States dollars except per share amounts — Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
REVENUES
Revenues from mining operations	$126,872	$49,572	$217,453	$111,338
Interest and sundry income	3,125	299	4,605	947
Gain on sale of available-for-sale securities	339	—	21,913	—

	130,336	49,871	243,971	112,285
COSTS AND EXPENSES
Production	35,567	30,268	68,754	61,241
Loss (gain) on derivative financial instruments	4,614	(4,193)	12,045	(754)
Exploration and corporate development	6,818	3,364	12,335	6,127
Equity loss in junior exploration companies	233	838	317	1,973
Amortization	6,108	5,983	12,105	13,194
General and administrative	5,275	2,412	10,819	6,161
Provincial capital tax	344	311	897	910
Interest	217	2,102	1,574	4,654
Foreign currency loss (gain)	6,650	(467)	8,518	(851)

Income before income, mining and federal capital taxes	64,510	9,253	116,607	19,630
Federal capital tax	(204)	234	—	482
Income and mining tax expense (recovery)	27,622	(3,775)	42,325	(4,094)

Net income for the period	$37,092	$12,794	$74,282	$23,242

Net income per share — basic	$0.32	$0.15	$0.67	$0.27

Net income per share — diluted	$0.31	$0.15	$0.65	$0.27

Weighted average number of shares outstanding (in thousands)
Basic	114,434	86,220	110,281	86,176
Diluted	117,817	86,627	113,664	86,583

AGNICO-EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars — Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Operating activities
Net income for the period	$37,092	$12,794	$74,282	$23,242
Add (deduct) items not affecting cash:
Amortization	6,108	5,983	12,105	13,194
Future income and mining taxes	20,133	(3,913)	31,835	(4,232)
Unrealized loss on derivative contracts	1,433	(4,193)	8,116	(754)
Gain on sale of securities	(339)	—	(21,913)	—
Amortization of deferred costs and other	5,970	1,187	7,824	3,869
Changes in non-cash working capital balances
Metals awaiting settlement	(31,652)	6,230	(40,560)	7,983
Income taxes recoverable	6,969	5,564	10,258	8,515
Other taxes recoverable	(46)	—	3,940	—
Inventories	(238)	999	(2,389)	2,702
Prepaid expenses and other	(1,355)	(139)	(4,260)	198
Accounts payable and accrued liabilities	4,020	(7,026)	(9,189)	(7,509)
Interest payable	—	1,617	(2,243)	—

Cash provided by operating activities	48,095	19,103	67,806	47,208

Investing activities
Additions to mining properties	(33,533)	(14,020)	(54,508)	(29,202)
Acquisitions, investments and other	363	(2,314)	(9,868)	(3,036)

Cash used in investing activities	(33,170)	(16,334)	(64,376)	(32,239)

Financing activities
Dividends paid	—	—	(3,166)	(2,542)
Short-term debt	3,968	—	7,232	—
Common shares issued	242,481	920	287,839	2,367

Cash provided by (used in) financing activities	246,449	920	291,905	(175)

Effect of exchange rate changes on cash and cash equivalents	(812)	(5)	(846)	(10)

Net increase in cash and cash equivalents during the period	260,562	3,684	294,489	14,784
Cash and cash equivalents, beginning of period	154,909	117,114	120,982	106,014

Cash and cash equivalents, end of period	$415,471	$120,798	$415,471	$120,798

Other operating cash flow information:
Interest paid during the period	$45	$161	$3,319	$3,985

Income, mining and capital taxes paid (recovered) during the period	$484	$(4,682)	$968	$(6,741)

Note 1:

Reconciliation of Total Cash Costs Per Ounce and Total Minesite Costs Per Tonne

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(thousands of dollars, except where noted)
Cost of production per Consolidated Statements of Income	$35,567	$30,268	$68,754	$61,241
Adjustments:
Byproduct revenues	(85,188)	(23,436)	(133,227)	(48,697)
Inventory adjustment(i)	(4,833)	(358)	(5,337)	(2,531)
Non-cash reclamation provision	(112)	(105)	(217)	(212)

Cash operating costs	$(54,566)	$6,369	$(70,027)	$9,801

Gold production (ounces)	55,966	61,771	120,201	117,081

Total cash costs (per ounce)(ii)	$(975)	$103	$(583)	$84

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
	(thousands of dollars, except where noted)
Cost of production per Consolidated Statements of Income	$35,567	$30,268	$68,754	$61,241
Adjustments:
Inventory adjustment(iii)	153	605	1,562	(2,615)
Non-cash reclamation provision	(112)	(106)	(217)	(212)

Minesite operating costs (US$)	$35,608	$30,767	$70,099	$58,414

Minesite operating costs (C$)	$39,973	$38,155	$79,438	$72,073

Tonnes milled (000's tonnes)	657	682	1,318	1,331

Minesite costs per tonne (C$)(iv)	$61	$56	$60	$54

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash cost is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. We believe that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Statement of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of our mining operations. Management uses this measure to monitor the performance of our mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite cost per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
Inventory adjustments for the minesite costs per tonne calculation reflect only costs associated with unsold concentrates as minesite costs per tonne are calculated on a production basis.

(iv)
Minesite cost per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Statement of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash cost data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite cost per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

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AGNICO-EAGLE REPORTS STRONG QUARTERLY EARNINGS AND RECORD CASH FLOWS ON RECORD LOW COSTS AND HIGHER GOLD PRICES
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted — Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars — Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars except per share amounts — Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars — Unaudited)